SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40701

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	RiskOn International, Inc.
Address of principal executive office	11411 Southern Highlands Parkway STE 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended December 31, 2023 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kayson Pulsipher	(725)	248-2059
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Continuing operations for the three months ended December 31, 2023

For the three-month period ended December 31, 2023, we estimate that our revenue and gross loss will increase by approximately $0.2 million and $2 million, respectively, from the three-month period ended December 31, 2022. The revenue and increased cost of revenue is primarily attributable to the RiskOn 360 conference held during the three-month period. We do not expect to have BitNile.com metaverse, hospitality or GuyCare revenues or cost of sales during the three-month periods ended December 31, 2023 or 2022.

For the three-month period, we expect our operating loss to increase by approximately $7 million, from $1 million for the three-month period ended December 31, 2022. The increase is due to increases in advertising expenses and platform fees of approximately $5 million and $1 million, respectively.

We estimate our loss from continuing operations for the three-month period is approximately $11 million, compared to income from continuing operations for the three months ended December 31, 2022 of $5 million. The change of approximately $16 million is primarily due to the increase of our operating loss of approximately $7 million coupled with the decreased gain on the remeasurement of fair value for the derivative liabilities of approximately $5 million, amortization of original issuance and derivative discounts expense of approximately $2 million and dividend expenses of approximately $2 million.

Continuing operations for the nine months ended December 31, 2023

For the nine months ended December 31, 2023, we estimate an increase in both revenue and gross loss primarily due to the BitNile.com metaverse and hospitality and the RiskOn 360 conference initial sales during the period and the related cost of sales. We do not expect to have any GuyCare revenues or cost of sales during the nine-month periods ended December 31, 2023 or 2022.

For the nine-month period, our operating loss is estimated to increase by approximately $25 million, from $4 million for the nine-month period ended December 31, 2022. The increase is primarily due to increases in sponsorship and advertising expenses, platform fees, cost of sales, travel expenses and increased headcount and the related salaries of approximately $17 million, $3 million, $2 million, $2 million, $1 million, respectively.

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We expect to report a loss from continuing operations for the nine-month period of approximately $14 million, compared to income from continuing operations for the nine-month period ended December 31, 2022 of $5 million. The change of approximately $19 million is due to the increase of our operating loss of approximately $25 million coupled with the increased dividend expense of approximately $5 million and amortization of discounts of approximately $4 million, partially offset with the increased gain on the change in fair value of the derivative liabilities of approximately $15 million.

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RISKON INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 14, 2024	/s/ Kayson Pulsipher
By: Kayson Pulsipher
Title: Chief Financial Officer

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